

FOR IMMEDIATE RELEASE

AdCare Health Systems Reports Record Third Quarter 2010 Results

SPRINGFIELD, Ohio, November 16, 2010 — AdCare Health Systems, Inc. (NYSE Amex: ADK), an Ohio-based long-term care, home care and management company, reported financial results for the third quarter ended September 30, 2010.

Q3 2010 Financial Results

Revenue in the third quarter of 2010 increased 113% to a record $13.3 million from $6.2 million in the previous quarter and up 92% from $6.9 million in the same quarter a year ago. The increase in revenue was primarily due to acquisitions by the company's new Southeast Division completed during the quarter. A more detailed discussion and analysis of the company's results is available in the company's Form 10Q filing with the Security and Exchange Commission.

Loss from operations in the third quarter of 2010 was $760,000, as compared to loss from operations of $270,000 in the previous quarter and income from operations of $498,000 in the same year-ago period. The loss is primarily due to increases in operating expenses, particularly related to increases in payroll expense from recent acquisitions and non-cash stock compensation, and lower revenue in the Midwest Division due to lower occupancy. Non-cash compensation expense comprised of warrants and restricted stock totaled $216,000 in both the third quarter and previous quarter, as compared to $102,000 in the third quarter of 2009.

For earnings attributable to the company and its shareholders, net loss in the third quarter of 2010 totaled $1.5 million or $(0.19) per share, as compared to net loss of $610,000 or $(0.11) per share in the previous quarter and net income of $200,000 or $0.05 per share in the same year-ago period. The third quarter 2010 net loss included acquisition costs of approximately $450,000.

EBITDAR in the third quarter of 2010 totaled a loss of $39,900, as compared to a positive EBITDAR of $877,000 in the previous quarter and a positive EBITDAR of $915,000 in the same year-ago period. The company defines EBITDAR as net income before interest income, interest expense, income tax expense, depreciation, amortization, and rent cost (see the important discussion about the presentation of EBITDAR, a non-GAAP term, below).

Cash at September 30, 2010 totaled $5.5 million, as compared to $2.8 million in the previous quarter. The increase in cash was primarily from financing activity.

Q3 2010 Operational Highlights

- In two transactions, AdCare acquired the leases of eight privately-held nursing homes in Georgia, which have an aggregate of 895 beds that generate approximately $50.5 million in annualized revenue (see table "Summary of Closed and Pending Transactions in 2010," below).

- By the end of the third quarter, the company owned or leased 11 skilled nursing facilities with

1,078 beds and six assisted living facilities with 196 units. Facilities managed by the company for third parties totaled five skilled nursing homes with 403 beds, two assisted living facilities with 139 units, and an 83-unit independent living campus. Subsequent to the end of the quarter, the company acquired or leased four additional skilled nursing facilities with an aggregate of 606 beds.

- AdCare established two divisions during the quarter, the Midwest Division, which currently oversees the company's Ohio operations, and a Southeast Division, to manage the company's new acquisition in Georgia and Alabama. New staff was hired for the Southeast Division, including Butch Shelton as vice president overseeing the division. Shelton was formerly division president of Sava Senior Care, and brings to AdCare extensive experience in strategic planning and implementation.

- AdCare completed a public offering of common stock initiated in the second quarter, which resulted in aggregate net proceeds to the company of approximately $6.1 million upon closing of the underwriter's overallotment at the beginning of August. AdCare has used the net proceeds of the offering for acquisition purposes, working capital and general corporate purposes.

Management Commentary
"In the third quarter of 2010, we continued to advance our growth strategy of targeting choice M&A opportunities, and completed our first two major transactions involving eight nursing facilities," said David A. Tenwick, AdCare's chairman. "Although only partly reflected in the third quarter revenue, these acquisitions have already dramatically increased our revenue run-rate."

"Our new VP of the Southeast Division, Butch Shelton, is a very experienced manager who has been effectively integrating these new units into our business processes, along with four additional nursing facilities we added in Q4," said Tenwick. "During the quarter we also introduced several proactive initiatives to increase our census in our Midwest Division facilities, including advertising campaigns, a sales incentive system, and multiple public events at our facilities to increase community interaction and facility visibility. We have also added a new sales and marketing manager in our Midwest Division to work with facility-level sales staff on business development. We believe we are currently on track to reporting approximately $52 million in revenues for the full year of 2010, representing an increase of more than 95% over 2009."

Chris Brogdon, AdCare's chief acquisition officer, commented: "Our M&A pipeline will continue to be a major focus as we complete the year and begin 2011. Our recently announced agreement to purchase the Mountain Trace nursing facility was the fourteenth facility we've put under contract since we began our M&A campaign at the end of last year. While Mountain Trace represents our first entrance into North Carolina and is in line with our expansion into the Southeast, we are also evaluating opportunities for our Midwest Division. Our M&A plans have been supported by the recent completion of the $11.8 million convertible note offering."

"We expect our new facilities to be significant cash generators for AdCare, especially as they come under our capable management and benefit from our larger economy of scale," added Brogdon. "With the closing of Mountain Trace as planned in Q4, we expect to end the year with an estimated annualized revenue run-rate from our combined operations exceeding $124 million. This would represent an increase of more than 364% over revenues of $26.7 million in 2009."

Conference Call and Webcast

The company will hold a conference call to discuss its third quarter 2010 results later today, November 16, 2010, at 10:30 a.m. Eastern time. Members of AdCare's executive management team will host the presentation, followed by a question and answer period.

Date: Tuesday, November 16, 2010
Time: 10:30 a.m. Eastern time (7:30 a.m. Pacific time)
Dial-In Number: 1-800-894-5910
International: 1-785-424-1052
Conference ID#: 7ADCARE

The conference call will be broadcast simultaneously at http://viavid.net/dce.aspx?sid=00007CC4 and available for replay via the investor section of the company's Web site at www.adcarehealth.com.

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization and ask you to wait until the call begins. If you have any difficulty connecting with the conference call, please contact the Liolios Group at 949-574-3860.

A replay of the call will be available after 1:30 p.m. Eastern time on the same day and until December 16, 2010:

Toll-free replay number: 1-877-870-5176
International replay number: 1-858-384-5517
Replay pin number: 12521

Summary of Closed and Pending Transactions in 2010

Description	Size	Location	Type	ARR*	Term	Closing Status
Assisted Living Facility	105 Units	Hoover, AL	Consolidated variable interest entity	Currently $2 million at 59% occupancy	1 yr purchase option, expiring June 2011	Closed June 25, 2010
Five Nursing Homes	615 beds	Georgia	Lease	$35 million	10-yr lease	Closed July 30, 2010
Three Nursing Homes	280 beds	Georgia	Lease	$15.5 million	10-yr lease (combined with the above)	Closed Sept. 2, 2010
Two Nursing Homes	306 beds	Gadsden, AL	Purchase	$18 million	Long-term fixed rate loan, USDA guaranteed	Closed Oct. 1, 2010
Two Nursing Homes	300 beds	Atlanta, GA	Lease	$21 million	12-yr lease with renewal option	Closed Nov. 2, 2010
Nursing Facility	106 beds	Sylva, NC	Purchase	$7.8 million	Long-term fixed rate loan, USDA guaranteed	Closing expected in Q4 2010
Total	**1,712**			**$99.3 million**		

*AAR= Annualized Revenue Run-rate, estimated

About AdCare Health Systems

AdCare Health Systems, Inc. (NYSE Amex: ADK) is a recognized innovator in senior living and health care facility management. AdCare develops, owns and manages assisted living facilities, nursing homes and retirement communities, as well as provides home health care services. Since its inception in 1988, AdCare's mission has been to provide the highest quality of healthcare services to the elderly. For more information about AdCare, visit www.adcarehealth.com.

Important Cautions Regarding Forward-Looking Statements

Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such statement can be identified by the use of forward-looking terminology, such as "believes," "expects, " "plans," "intends," "anticipates" and variations of such words or similar expressions, but their absence does not mean that the statement is not forward-looking. Statements in this announcement that are forward-looking include, but are not limited to, the contents of the table titled, "Summary Closed and Pending Transactions in 2010," and statements made by Mr. Tenwick that the company is on track to reporting approximately $52 million in revenues for the full year of 2010, representing an increase of more than 95% over Q4 2009, as well as comments by Mr. Brogdon that the company's new facilities are expected to be significant cash generators for AdCare, especially as they come under its capable management and benefit from its larger economy of scale, and with the closing of Mountain Trace as planned in Q4, the company expects to end the year with an estimated annualized revenue run-rate from our combined operations exceeding $124 million, and that this would represent an increase of more than 364% over revenues of $26.7 million in 2009.

Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, results, performance or achievements of the Company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the Company with the Securities and Exchange Commission and include the Company's ability to secure lines of credit and/or an acquisition credit facility, find suitable acquisition properties at favorable terms, changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs and changes in the competitive marketplace. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

Use of Non-GAAP Financial Information

Beginning with the reporting of results for the third quarter of 2010, the company has transitioned from reporting EBITDA (a term representing net income (loss) before interest income, interest expense, income tax expense, depreciation and amortization) to reporting EBITDAR, both of which are measures of operating performance that are not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). The company defines EBITDAR as net income (loss) before interest income, interest expense, income tax expense, depreciation, amortization and rent cost. EBITDAR should not be considered in isolation or as a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. EBITDAR is a key measure of AdCare Health Systems' operating performance used by management to focus on operating performance and management without mixing in items of income and expense that relate to the financing and capitalization of the business, as well as fixed rent or lease payments of facilities.

The company believes EBITDAR is useful to investors in evaluating their performance, results of operations and financial position for the following reasons:

- It is helpful in identifying trends in the company's day-to-day performance because the items excluded have little or no significance to the company's day-to-day operations;

- It provides an assessment of controllable expenses and affords management the ability to make decisions, which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance; and

- It is an indication to determine if adjustments to current spending decisions are needed.

AdCare believes that the use of EBITDAR provides a meaningful and consistent comparison of the company's underlying business between periods by eliminating certain items required by GAAP, which have little or no significance in the company's day-to-day operations.

AdCare Health Systems, Inc and Subsidiaries
Reconciliation of Net Income (Loss) to EBITDAR (Loss)
(Unaudited)

	Three Months Ended September 30,		Three Months Ended June 30,	Nine-Months Ended September 30,	
	2010	2009	2010	2010	2009
Net Income (Loss)	($1,643,663)	$193,818	$194,817	($1,034,641)	$461,728
Interest income	(6,860)	(520)	(1,635)	(14,220)	(2,926)
Interest expense, others	427,308	292,853	299,875	1,020,128	888,028
Income tax expense	10,641	10,641	10,642	31,925	31,925
Depreciation and amortization	303,190	231,773	233,410	779,164	682,959
Rent expense	869,443	187,331	140,000	1,158,933	485,836
EBITDAR (Loss)	($39,941)	$915,896	$877,109	$1,941,289	$2,547,550

Company Contact
Chris Brogdon, Vice Chairman & CAO
AdCare Health Systems, Inc.
Tel (937) 964-8974
info@adcarehealth.com

Investor Relations
Ron Both or Geoffrey Plank
Liolios Group, Inc.
Tel (949) 574-3860
info@liolios.com

ADCARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	September 30, 2010	December 31, 2009
ASSETS	(Unaudited)	
Current Assets:		
Cash	$5,454,714	$4,481,100
Accounts receivable:		
Long-term care resident receivables, net	5,886,193	1,838,560
Management, consulting and development receivables, net	396,564	124,761
Advances and receivables from affiliates	20,855	16,407
Other receivables	438,978	-
Prepaid expenses and other	663,263	541,958
Total current assets	12,860,567	7,002,786
Restricted cash	1,898,017	1,430,674
Property and equipment, net	23,646,931	16,445,028
Intangibles, net	2,277,796	1,189,307
Goodwill	2,679,482	2,679,482
Escrow deposits on acquisitions	2,735,301	-
Lease deposits	958,633	-
Other assets	2,131,043	1,357,160
Total assets	$49,187,770	$30,104,437
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of notes payable and other debt	$744,101	$698,504
Current portion of notes payable to stockholder	16,847	9,432
Accounts payable	2,151,990	1,039,422
Accrued expenses	5,339,474	2,597,151
Total current liabilities	8,252,412	4,344,509
Notes payable and other debt, net of current portion	25,831,340	16,701,028
Notes payable to stockholder, net of current portion	-	24,444
Other liabilities	650,571	746,074
Deferred tax liability	244,499	212,574
Total liabilities	34,978,822	22,028,629
Stockholders' equity:		
Preferred stock, no par value; 1,000,000 shares authorized;		
no shares issued or outstanding	-	-
Common stock and additional paid-in capital, no par value;		
29,000,000 shares authorized; 7,959,233 and 5,628,007 shares issued and outstanding	25,050,918	17,571,801
Accumulated deficit	(11,505,553)	(9,805,249)
Total stockholders' equity	13,545,365	7,766,552
Noncontrolling interest in subsidiaries	663,583	309,256
Total equity	14,208,948	8,075,808
Total liabilities and stockholders' equity	$49,187,770	$30,104,437

ADCARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three-Months Ended September 30,		Nine-Months Ended September 30,	
	2010	2009	2010	2009
Revenues:				
Patient care revenues	$ 12,741,701	$ 6,434,186	$24,308,760	$ 18,513,767
Management, consulting and development fee revenue	532,985	475,313	1,564,657	1,393,748
Total revenue	13,274,686	6,909,499	25,873,417	19,907,515
Expenses:				
Payroll and related payroll costs	8,243,065	3,929,280	16,269,039	11,376,737
Other operating expenses	5,488,360	2,250,032	9,969,524	6,418,118
Depreciation and amortization	303,190	231,773	779,164	682,959
Total expenses	14,034,615	6,411,085	27,017,727	18,477,814
(Loss) Income from Operations	(759,929)	498,414	(1,144,310)	1,429,701
Other Income (Expense):				
Interest income	6,860	520	14,220	2,926
Interest expense	(427,308)	(292,853)	(1,020,128)	(888,028)
Other expense	(452,645)	(1,622)	(658,239)	(50,946)
	(873,093)	(293,955)	(1,664,147)	(936,048)
Gain on Acquisitions	-	-	1,805,741	-
(Loss) Income Before Income Taxes	(1,633,022)	204,459	(1,002,716)	493,653
Income Tax Expense	(10,641)	(10,641)	(31,925)	(31,925)
Net (Loss) Income	(1,643,663)	193,818	(1,034,641)	461,728
Net Loss (Income) Attributable to Noncontrolling Interests	143,899	6,199	(665,663)	(18,796)
Net (Loss) Income Attributable to AdCare Health Systems	$ (1,499,764)	$ 200,017	$(1,700,304)	$ 442,932
Net (Loss) Income Per Share, Basic:	$ (0.19)	$ 0.05	$ (0.26)	$ 0.11
Net (Loss) Income Per Share, Diluted:	$ (0.19)	$ 0.05	$ (0.26)	$ 0.10
Weighted Average Common Shares Outstanding,				
Basic	7,925,493	3,975,435	6,433,129	3,975,435
Diluted	7,925,493	4,198,728	6,433,129	4,198,728